Exhibit (a)(5)(vii)

FOR IMMEDIATE RELEASE

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ZWEIG FUND ANNOUNCES

PRELIMINARY RESULTS OF TENDER OFFER

HARTFORD, CT, December 27, 2016 — The Zweig Fund, Inc. (NYSE: ZF) (the “Fund”) announced today that the Fund’s tender offer for 853,340.20 of its issued and outstanding shares of common stock, representing approximately 5 percent of the Fund’s outstanding shares, expired at 11:59 p.m., New York time, on December 23, 2016.

Based upon current information, approximately 5,886,444.00 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the pro-ration for each tendering stockholder is estimated to be 14.4967 percent of the shares properly tendered. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased is anticipated to be announced on January 3, 2017. Payment for such shares will be made on or about January 5, 2017. The purchase price of properly tendered shares is 98 percent of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange (NYSE) on December 23, 2016, which is equal to $13.1418 per share.

About the Fund

The Zweig Fund, Inc. is a diversified closed-end fund whose investment objective is capital appreciation, with current income as a secondary objective. It currently targets an allocation of 60 percent of its assets in equity securities and 40 percent fixed income. The equity allocation invests globally in owners/operators of infrastructure in the communications, utility, energy, and

Virtus Investment Advisers | 101 Munson Street | Greenfield, MA 01301

The Zweig Fund - 2

transportation industries. The fixed income portion utilizes a time-tested approach of active sector rotation, extensive credit research and disciplined risk management designed to capitalize on opportunities across undervalued areas of the fixed income markets. The fund also pursues an options income strategy whereby it purchases and sells out-of-the money puts and calls, creating an options spread.

Virtus Investment Advisers has been the investment adviser to the fund and Duff & Phelps Investment Management Co. and Newfleet Asset Management have been subadvisers since September 7, 2016. Performance and characteristics prior to that date were attained by the previous adviser using a different investment strategy.

For more information on the fund, contact shareholder services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the closed end fund section on the web at www.virtus.com.

Fund Risks

An investment in the fund is subject to risk. The fund’s shares may be worth less than what an investor paid for them when they are sold. The options strategy may not be successful in its objective of increasing distributable income while limiting the risk of loss and could result in increased losses for investors.

About Duff & Phelps Investment Management Co.

Duff & Phelps Investment Management is a leader in investing in real estate investment trusts, infrastructure, and utility companies and in developing and managing focused investment strategies for specialized clients. For more information about Duff & Phelps, visit www.dpimc.com.

About Newfleet Asset Management

Newfleet Asset Management provides comprehensive fixed income portfolio management in multiple strategies. Newfleet leverages the knowledge and skill of a team of investment professionals with expertise in every sector of the bond market, including evolving, specialized, and out-of-favor sectors. The team employs active sector rotation and disciplined risk management to portfolio construction, avoiding interest rate bets, and remaining duration neutral to each strategy's stated benchmark.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Virtus Investment Advisers | 101 Munson Street | Greenfield, MA 01301